Mail Stop 3561



      September 29, 2005

Kathrine MacDonald, President
International Gold Corp.
885 Pyrford Road
West Vancouver, British Columbia
Canada  V7S 2A2

         RE:  	International Gold Corp. ("the company")
                        Amendment No. 2 to Registration Statement on
                        Form SB-2
                        Filed August 18, 2005
  	           	File No.  333-123134

Dear Ms. MacDonald:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant ... has a specific business plan, in an effort to avoid the application of Rule
419." See Security Act Release No.6932 (April 13, 1992).

Kathrine Macdonald
International Gold Corp.
September 29, 2005
Page 2.



International Gold Corp is a development stage company. As of June
30, 2005, you had $295 in total assets, no revenues, no operations, and no employees other than your officers and directors who, it appears, will only work part-time for the company. Other than this offering of the company`s securities, you have no plan of financing, and, to date, you not taken any substantive steps in furtherance of a business plan and, as of the filing of this registration statement, you have not set forth a viable plan to sustain operations. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the terms of your offering to comply with the provisions of Rule 419 of Regulation C. As appropriate, your disclosure in the prospectus should be revised accordingly. In the alternative, you may provide us supplementally with a detailed explanation as to why Rule 419 does not apply to this offering.

2. Please provide the full disclosure required by Item 201 of Regulation S-B.

3. We note that the funds received in this offering will be placed in an account at the Bank of Montreal controlled by your secretary Robert Baker. With respect to funds received prior to successfully completing the offering`s minimum, tell us why you have not made arrangements to have the funds escrowed in an account overseen by an independent escrow agent. We may have further comment.
4. If applicable, please provide the disclosure required by Item 501(a)(10) of Regulation S-B.
5. Please disclose the substance of counsel`s supplemental response to our prior comment 5 in an appropriate section of the prospectus.


Use of Proceeds, page 11

6. We reissue our prior comment 4. As previously requested, please disclose the repayment of this loan and clarify how the repayment would work. Although disclosure indicates that Woodburn Holdings has verbally agreed not to seek to recover the funds, there still remains the possibility that it could seek recovery and this should be reflected in the use of proceeds table. Revise or advise.



Kathrine Macdonald
International Gold Corp.
September 29, 2005
Page 3.


Summary, page 5

1. Please indicate that you are an exploration stage company and that
there is no                                            assurance
that
a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).
2. Disclose the nature of your ownership interest in this mineral claim.

Plan of Distribution, page 14

3. Detail the method by which you will notify investors if you choose to extend the minimum offering period by 90 days.

Business, page 18
4. Advise us of the source of the information regarding the K-9 claim.
7. We note your revisions in response to our prior comment 7 and we reissue the comment. Please explain the "personal business" that Mr.
Baker conducts through the entity of Woodburn Holdings Ltd. We may have further comment.
8. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will now if you have a commercially viable mineral deposit, a reserve, particularly since you appear to only be in an early reconnaissance phase.
9. Please thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations and your proposed business operations. Your current description of your business and the services you provide is vague, difficult to comprehend, and should be substantially revised to clearly describe your company`s business in the manner required by
Item 101(b) of Regulation S-B. Clearly disclose the business activities you currently
10. engage in and the precise activities your company will, in the future, engage in. We may have further comment after reviewing your revised disclosure.
11. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
*         A description of the present condition of the property.
* A description of any work completed on the property.


* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

12. Disclosure indicates that Mr. Tattersall advised you that gold had been discovered on property near the K-9 Mining Claim.
Explain
the basis for the information provided by Mr. Tattersall and the circumstances under which it was provided to you.


Mineralization, page 24
13. Please provide the basis for the disclosure indicating that "isolated findings of minerals bearing copper, gold and silver have been found."
14. Expand the disclosure relating the soil sampling performed by Amax Exploration.


Competitive Factors, page 26
15. We note the statements added to page 26, "[W]e are one of the smallest exploration companies in existence. We are an infinitely small participant in the gold mining market." Please provide the basis or identify the source of this information to this section in the prospectus.

Management`s Discussion and Analysis, page 28

Relocate the disclosure regarding forward-looking statements to immediately after the "Risk Factors" section.

Please provide an anticipated budget and disclose the source of financing for the company`s budget. Also, please disclose the impact on the company`s operations should it not be able to fund the activities identified in the company`s exploration phase. Will operations cease? If so, disclose management`s intention for International Gold Corp. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company`s registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports?
16. If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?
17. Please provide a detailed plan of operations as required by Item
303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company`s objectives. We may have additional comment after reviewing your revised disclosure.
18. Disclose your exploration plans for your property. Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect. If there is a phased program planned, briefly outline all phases. If you have no current plans to conduct any exploration on your property, so disclose. Disclose how the exploration program will be funded.
19. Please describe the first stage of your exploration program in greater detail. For instance, describe your principals` involvement in the initial stage.

Management, page 30
20. Disclose:
* Relevant professional training or technical credentials in the exploration, development and/or operations of metal mines of your sole officer and director, and the names of companies he has worked for, as well as his positions at those companies.
* The approximate percent of his time that the officer worked on affairs of your company this last year.
* Other significant responsibilities that he currently has with other companies.
* If management lack professional or technical credentials related to mineral exploration, mine development or mining, disclose this information.
      See Item 401 of Regulation S-B.

Future Sales by Existing Stockholders, page 35
21. Tell us how you calculated the number of shares that may be sold by Dimac and Woodburn Holdings.

Reports, page 47
22. Please update the Commission`s address.

Part II - Information Not Required in Prospectus

Exhibits
Exhibit 5.1
39. Identify the number of shares to which the opinion relates.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


Cc:  Conrad C. Lysiak, Esq.
        Via fax (509) 747-1770